Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of the Company’s results of operations and financial condition.

This discussion and analysis should be read together with the unaudited condensed consolidated interim financial statements and related notes that are included elsewhere in this 6-K.

In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D - Risk Factors” included in our Annual Report on Form 20-F, filed with the SEC on May 15, 2026, as amended on July 21, 2026 and July 31, 2026, which is available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investors section of our website at: https://investors.redcloudtechnology.com/filings.

A discussion regarding our financial condition and results of operation for the six months ended June 30, 2026, compared to the six months ended June 30, 2025, is presented below. A discussion regarding our financial condition and results of operations for fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024, unless otherwise noted, can be found in our Annual Report on Form 20-F, filed with the SEC on May 15, 2026, as amended on July 21, 2026 and July 31, 2026.

Certain figures, such as interest rates and other percentages included in this section, have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in the audited consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This discussion contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company’s business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 20-F (File No. 001-42557), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, RedCloud assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. RedCloud does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by RedCloud or any other person that the events or circumstances described in any such statements are material.

Overview

We have developed and operate the RedAI infrastructure and associated products, which provides FMCG manufacturers, distributors and retailers with a faster, more intuitive way to trade effectively with each other to ensure the right products reach shelves, in appropriate quantities and at the right time. We operate our platform in what we consider the high growth consumer markets of Nigeria, South Africa, Argentina and Brazil, as well as through joint ventures in Türkiye, India, and Saudi Arabia.

Through the facilitation of trade in these markets, we collect, cleanse and aggregate transactional and behavioral data at scale. Cumulative trades across RedAI exceeded $8.4 billion between January 2023 and June 2026, creating a proprietary data foundation that delivers market-level insights beyond what individual company datasets or publicly available data can provide. We believe this asset—built through every order placed, every product listed and every buying decision made across our network—represents a structural and growing competitive advantage that becomes more powerful as transaction volumes increase.

It is this data foundation that now underpins our AI-focused product strategy. We have directed increasing research and development (“R&D”) and product investment toward user applications and agentic AI, monetising the dataset through AI-powered recommendations and predictions that support FMCG and supply chain professionals in planning, operations and sales. This includes the development of specialist AI agents—covering optimum inventory levels, economic order quantities (“EOQ”) and product mix presented to downstream customers. We believe this positions RedAI to move beyond the facilitation of trade and towards becoming the decision intelligence layer across global FMCG supply chains, where more trade is then executed on our networks or networks operated by our joint venture partners.

The RedAI infrastructure now also incorporates RAID (Realtime AI for Distribution), the Company’s prediction engine, and CORE (Compound Operating Runtime Engine), the Company’s trade-execution engine, which together support the analysis and execution of FMCG trade.

We generate revenue primarily through transaction-based commissions paid by brands and distributors and calculated as a percentage of the value of goods sold across RedAI’s trading networks (“TTV”). These commissions are different for brands and distributors in different jurisdictions and can range from 1% to 5% of the TTV. Retailers purchasing goods through the RedAI platform do not pay us any fees on transactions. As we expand into more territories, we intend to deploy elements of the RedAI infrastructure and AI-enabled trade and distribution technologies through local operating and infrastructure partners rather than operating these trading platforms ourselves, including through additional joint ventures. The Company believes this strategy may support a more capital-efficient expansion model while enabling localized deployment, integration and commercialization of its enterprise trade technology infrastructure.

Key Operating Metrics

The following operating metrics are derived from our internal systems and are not measures presented in accordance with U.S. GAAP. These metrics may not be comparable with similarly titled measures used by other companies and should be considered together with our financial results, cash flows and liquidity.

	Six Months Ended June 30,
Metric	2026	2025	% Change
Total transaction value	$1.56 billion	$1.20 billion	29.7%
Active distributors	1,089	1,021	6.7%
Active retailers	62,096	68,539	(9.4)%
Completed orders	320,712	340,131	(5.7)%
Average transaction value	$4,849	$3,526	37.5%
Distinct SKUs traded	22,889	30,418	(24.8)%
Distinct products traded	6,728	12,488	(46.1)%

We define TTV as the total value of goods sold in completed transactions conducted through our infrastructure. We define average transaction value as TTV divided by the number of completed orders during the applicable period.

Results of Operations

The following table summarizes our results of operations for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
(in USD)	2026	2025	$ Change	% Change
Revenue	$24,015,365	$17,973,748	$6,041,617	33.6%
Total operating expenses	41,080,236	37,970,814	3,109,422	8.2%
Operating loss	(17,064,871)	(19,997,066)	$(2,932,195)	(14.7)%
Net loss	$(18,502,661)	$(26,544,958)	$(8,042,297)	(30.3)%

Revenue

Revenue increased for the six months ended June 30, 2026 compared to the same period in 2025, primarily due to an increase of 29.7% in TTV conducted through our infrastructure. Revenue represented approximately 1.5% of TTV for both the six months ended June 30, 2026 and 2025.

Operating Expenses

The increase in operating expenses primarily reflected a $5.2 million increase in marketing and commissions and a $0.7 million increase in product and technology development expenses. These increases were partially offset by a $2.4 million decrease in salaries, benefits and contractor costs, and a $0.4 million decrease in travel expenses.

Marketing and commissions increased to $23.7 million for the six months ended June 30, 2026 from $18.5 million in the same period in 2025, reflecting increased promotional and commission-based expenditure associated with transaction activity and data acquisition. Marketing and commissions represented approximately 98.5% of revenue, compared with approximately 102.8% in the prior-year period. These costs remained significant relative to revenue and continued to contribute materially to our operating loss and liquidity requirements.

Salaries, benefits and contractor costs decreased to $10.4 million for the six months ended June 30, 2026 from $12.8 million in the same period in 2025, primarily reflecting restructuring and cost-management measures implemented during 2025.

Product and technology development expenses increased to $2.9 million for the six months ended June 30, 2026 from $2.3 million in the same period in 2025, reflecting continued investment in software, hosting and technology resources supporting the RedAI infrastructure and associated products.

Operating expenses represented approximately 171% of revenue for the six months ended June 30, 2026, compared with approximately 211% in the prior-year period.

Operating loss

As a result of the foregoing, operating loss decreased by $2.9 million, or approximately 14.7%, from the six months ended June 30, 2025.

Other Expense and Income

Interest expense decreased to $0.8 million for the six months ended June 30, 2026 from $1.2 million for the corresponding period in 2025, primarily reflecting lower interest expense on shareholder loans due to lower average outstanding balances during the period, partially offset by interest and make-whole amounts associated with the Senior Convertible Notes issued in February 2026.

During the six months ended June 30, 2026, we recognized a $0.7 million gain from the change in fair value of derivative liabilities associated with the Senior Convertible Notes issued in February 2026. The derivative liabilities are remeasured at fair value through earnings, and the resulting non-cash movements may fluctuate significantly between periods. We also recognized a $2.4 million loss on extinguishment of the Senior Convertible Notes.

During the corresponding period in 2025, we recognized a $3.8 million gain on debt extinguishment, a $0.2 million loss from changes in the fair value of convertible shareholder loans and $7.8 million of stock-based compensation expense. No corresponding amounts were recognized during the first half of 2026.

We recognized a foreign-currency gain of $0.5 million during the six months ended June 30, 2026, compared with a foreign-currency loss of $1.6 million in the prior-year period. Foreign-currency results may fluctuate based on movements in exchange rates and the amount and composition of our foreign-currency-denominated monetary assets and liabilities.

As a result of the foregoing, net loss decreased by $8.0 million, or approximately 30%, to $18.5 million for the six months ended June 30, 2026 from $26.5 million in the same period in 2025.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
(in USD)	2026	2025
Net cash used in operating activities	$(8,207,239)	$(15,916,911)
Net cash used in investing activities	(1,294,666))	(2,232,765)
Net cash provided by financing activities	9,812,947	20,734,434
Effect of exchange-rate changes on cash	(23,166)	(2,516,041)
Increase in cash and cash equivalents	$287,876	$68,717

Operating Activities

Net cash used in operating activities decreased, reflecting the lower net loss, non-cash adjustments and favorable working-capital movements, including the collection of receivables and increases in accounts payable and accrued expenses.

Investing Activities

Net cash used in investing activities decreased, reflecting lower expenditure on intangible assets. Investing cash outflows during the first half of 2026 principally comprised $1.3 million for intangible assets, compared to $2.1 million of expenditure on intangible assets during the corresponding period in 2025.

Financing Activities

Financing inflows during the first half of 2026 comprised $2.3 million of proceeds from common-stock issuances, $0.9 million from the exercise of warrants, $3.7 million of shareholder-loan proceeds and $2.9 million of net proceeds from the issuance of Senior Convertible Notes. By comparison, financing inflows during the first half of 2025 principally comprised approximately $11.4 million of net proceeds from the initial public offering and $9.3 million of proceeds from shareholder loans.

Contractual Obligations and Commitments

The following table sets forth a summary of our undiscounted contractual obligations and other commitments as of June 30, 2026.

(in USD)	Less than one year	One to five years	More than five years	Total
Shareholder loans	$13,238,759	$-	$-	$13,238,759
Short-term borrowings	3,997,727	-	-	3,997,727
Senior Convertible Notes	3,307,758	-	-	3,307,758
Total	$20,544,244	$-	$-	$20,544,244

The shareholder loans are unsecured, denominated in pounds sterling and U.S. dollars, and bear interest at 10% per annum. During the six months ended June 30, 2026, we received additional shareholder loans of $3.7 million to fund working-capital requirements.

Our short-term borrowings comprise an overdraft facility with a limit of approximately $3.8 million, which was fully drawn at June 30, 2026. Interest is calculated daily at a rate of 4.45% per annum. The facility has no fixed term and is guaranteed by certain shareholders.

The Senior Convertible Notes bear interest at 7% per annum and mature on February 27, 2027, unless earlier converted, redeemed, repaid or otherwise settled. The notes contain monthly installment, conversion, redemption, make-whole and other settlement provisions.

Capital Expenditures

Our capital expenditure principally comprises the capitalization of qualifying technology and product-development costs rather than investment in property, plant and equipment or other capital-intensive physical infrastructure. Investing cash outflows for intangible assets were approximately $1.3 million during the six months ended June 30, 2026, compared with approximately $2.1 million during the corresponding period in 2025.

We expect to continue investing selectively in technology and product development where management believes such expenditure will support the operation, commercialization and scalability of our platform and infrastructure. The amount and timing of future expenditure will depend on our product-development priorities, commercialization plans and available liquidity. We may defer or reduce planned expenditure if sufficient funding is not available.

Liquidity and Capital Resources

Our primary liquidity requirements are to develop our products, to service our debt and to fund other general corporate purposes. Our ability to generate cash from our operations depends on our future operating performance, which is dependent, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as other factors including those discussed in this section and the section titled “Item 3D. Key information - Risk Factors” in our annual report on Form 20-F (File No. 001-42557). We expect to seek to fund our operations and working-capital requirements through a combination of securities issuances, additional borrowings, improvements in operating cash flows and extensions of payment terms. Our existing resources are not sufficient to fund our expected operations for the 12 months following June 30, 2026, and there can be no assurance that sufficient additional funding will be available when required or on acceptable terms.

Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences or privileges senior to our Ordinary Shares. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

During the six months ended June 30, 2026, we received $3.7 million of additional unsecured loans from existing shareholders to fund working-capital requirements. These loans generally bear interest at 10% per annum and are scheduled to mature in 2027 based on the repayment provisions applicable at June 30, 2026.

On February 27, 2026, we issued two Senior Convertible Notes with aggregate original principal of approximately $4.35 million for aggregate cash proceeds of $4.0 million. The notes bear interest at 7.0% per annum and mature on February 27, 2027, unless earlier converted, redeemed, repaid or otherwise settled. On June 16, 2026, the notes were amended, including a reduction in the conversion price from $1.30 to $0.57 per ordinary share. Subsequent to June 30, 2026, following sales of ordinary shares under our at-the-market offering program, the conversion price was further reduced to $0.20 per ordinary share pursuant to the applicable adjustment provisions of the notes.

Following contractual payments and certain conversions at the election of the holders, as of June 30, 2026, the Senior Convertible Notes had an aggregate carrying amount, net of discount, of $2.2 million, and the associated derivative liability was $0.2 million. The timing and amount of settlement may differ from the carrying amount as a result of conversion, redemption, make-whole, default, anti-dilution and other contractual provisions.

Going Concern

We have incurred recurring losses and negative operating cash flows and had limited available cash and a significant working-capital deficit as of June 30, 2026. These conditions raise substantial doubt about our ability to continue as a going concern.

We intend to seek further extensions to our obligations by assent of our suppliers and to raise up to $20.0 million of additional funds by way of private or public offerings of debt or equity securities.

As part of that initiative, on July 21, 2026, we entered into an at-the-market offering agreement with H.C. Wainwright & Co., LLC under which ordinary shares having an aggregate offering price of up to approximately $6.7 million were eligible for sale. Through September 29, 2026, we sold 735,988 ordinary shares under the program for net proceeds of approximately $0.2 million. In addition, since June 30, 2026, we have entered into private placement transactions with existing shareholders, generating proceeds of approximately $2.0 million. We also received approximately $1.3 million in unsecured loans from existing shareholders.

We are also implementing steps to reduce our operating cost base, including through headcount reductions in our country operations and savings in corporate overheads.

The timing and amount of capital available under existing facilities or through future financings depend on market conditions, our share price, applicable contractual conditions and our ability and decision to access those sources. There can be no assurance that sufficient additional capital will be available when required or on acceptable terms.

Management’s plans are not entirely within our control and cannot be considered probable. If these plans are unsuccessful, or if we are unable to obtain extensions of obligations from suppliers, we will not have sufficient liquidity to continue funding our operations beyond October 2026.

Trend Information

Our results, cash flows and liquidity are expected to be affected principally by the pace of commercialization of our platform, changes in revenue mix, the efficiency of marketing and commission expenditure, continued technology investment and our ability to obtain additional financing.

We intend to increase the proportion of revenue generated from higher-margin licensing fees. The timing and extent of this shift will depend on customer adoption, the conversion of our commercial pipeline and the timing of new contracts and deployments. There can be no assurance that licensing revenue will increase or that changes in revenue mix will improve margins or operating cash flows.

We expect to continue reviewing our operating costs, marketing and commission expenditure and working-capital cycles. We may reduce, defer or redirect expenditure to preserve liquidity, although such actions could affect customer acquisition, transaction volumes and revenue growth.

Our capital expenditure principally comprises capitalized technology and product-development costs. We expect to continue investing selectively in these areas, subject to our development priorities and available liquidity. We may defer or reduce planned investment if sufficient funding is not available.

We expect to require additional financing to meet our obligations and continue funding operations. Our ability to obtain financing will depend on market conditions, our share price, investor demand and applicable contractual conditions. Additional financing may result in substantial dilution, may be subject to restrictive terms or may not be available in the amounts or at the times required. If we cannot obtain sufficient funding or successfully implement our cost-reduction and working-capital initiatives, we may need to further reduce or defer operating and development expenditure.